EXHIBIT 99.1

Galapagos receives transparency notification from Wellington Management Group LLP

Mechelen, Belgium; 7 October 2019; 22:01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) received a transparency notification from Wellington Management Group LLP.

Pursuant to Belgian transparency legislation1, Galapagos received a transparency notification on 4 October 2019 from Wellington Management Group LLP, who notified that the 3,445,603 Galapagos shares held by its entirely-controlled subsidiary Wellington Management Company LLP on 1 October 2019 represent 5.56% of the current 61,953,831 outstanding Galapagos shares. Wellington Management Company LLP thus crossed above the 5% threshold of Galapagos’ voting rights by purchase of voting securities on 1 October 2019.  The full transparency notice is available on the Galapagos website.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) discovers and develops small molecule medicines with novel modes of action, three of which show promising patient results and are currently in late-stage development in multiple diseases. The company’s pipeline comprises Phase 3 through to discovery programs in inflammation, fibrosis, osteoarthritis and other indications. Galapagos’ ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

Galapagos Contacts
Investors:                                                          Media:
Elizabeth Goodwin                                                Carmen Vroonen
VP IR                                                                   Senior Director Communications
+1 781 460 1784                                                  +32 473 824 874

Sofie Van Gijsel                                                     Evelyn Fox
Director IR                                                            Director Communications
+32 485 19 14 15                                                +31 6 53 591 999
ir@glpg.com                                                        communications@glpg.com

1    Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market